Exhibit 3.1

THIRD CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SURGALIGN HOLDINGS, INC.

Surgalign Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies:

FIRST: That on March 7, 2022, the board of directors of the Corporation (the “Board of Directors”) duly adopted resolutions: (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment to the Amended and Restated Certificate of Incorporation of the Corporation to effect a reverse stock split of the issued and outstanding shares of common stock, $0.001 par value; and (ii) declaring such amendment to be advisable.

SECOND: That, in accordance with the provisions of the General Corporation Law of the State of Delaware, the holders of the majority of the issued and outstanding shares of the Corporation entitled to vote approved the amendment at the annual meeting of the Corporation on May 10, 2022.

THIRD: That upon the effectiveness of this certificate, the Amended and Restated Certificate of Incorporation is amended by amending and restating Article FOURTH to read as follows:

“FOURTH: Capital Stock:

This corporation is authorized to issue 300,000,000 shares of Common Stock, $0.001 par value. Except as otherwise required by law, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote. Upon the effective date of filing this Certificate of Amendment with the Secretary of State of Delaware (the “Effective Date”), every thirty (30) shares of Common Stock then issued and outstanding or held in the treasury of the corporation immediately prior to the Effective Time shall automatically be combined into one share of Common Stock, without any further action by the holders of such shares (the “Reverse Stock Split”). Each outstanding stock certificate of the corporation which, immediately prior to the Effective Date, represents one or more shares of Common Stock shall thereafter be deemed to represent the appropriate number of shares of Common Stock, taking into account the Reverse Stock Split until such currently outstanding stock certificate is exchanged for a new stock certificate reflecting the appropriate number of shares resulting from the Reverse Stock Split. Upon surrender by a holder of Common Stock of a certificate or certificates for Common Stock, duly endorsed, at the office of the corporation, the Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a new certificate or certificates for the number of shares of Common Stock, to which such holder shall be entitled as a result of the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. All share and per share amounts set forth in this Restated Certificate give effect to the Reverse Stock Split and no further adjustment shall be made to the Restated Certificate as a result of such Reverse Stock Split.”

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: That said amendment shall be effective on and as of the 16th day of May, 2022.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer of the Corporation this 13th day of May, 2022.

By:	/s/ David B. Lyle
Name: David Lyle
Title: Chief Financial Officer